Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for each of the years indicated are as follows:

	For the Twelve Months Ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010
Earnings:

Income before income taxes	$42,848	$37,030	$32,217	$29,144	$13,490

Plus: interest expense	6,078	5,427	8,587	11,661	12,646
Plus: estimate of interest within rental expense[1]	1,101	1,128	903	736	825

Earnings including interest on deposits	$50,027	$43,585	$41,707	$41,541	$26,961

Less interest on deposits	2,897	2,758	4,032	5,788	6,101

Earnings excluding interest on deposits	$47,130	$40,827	$37,675	$35,753	$20,860

Fixed charges (pre-tax):

Fixed charges including interest on deposits	$7,179	$6,555	$9,490	$12,397	$13,471

Less: interest on deposits	2,897	2,758	4,032	5,788	6,101

Fixed charges excluding interest on deposits	$4,282	$3,797	$5,458	$6,609	$7,370

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	11.0	10.8	6.9	5.4	2.8

Including interest on deposits	7.0	6.6	4.4	3.4	2.0

[1]	interest expense within rental expense is estimated at 1/3 of rental expense